UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 1, 2003
Commission file number 0-21080

ENBRIDGE INC.
 (Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)

(403) 231-3900
(Registrants telephone number, including area code

     [Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  [   ]         Form 40-F  [ X ]

     [Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes  [   ]         No  [ X ]

     THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 33-77022) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES
NEWS RELEASE

     The following documents are being submitted herewith:

•	Press Release dated April 1, 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

	By:	/s/ “Blaine G. Melnyk”

Blaine G. Melnyk Corporate Secretary & Associate General Counsel

Date: May 1, 2003

NEWS RELEASE

Enbridge increases interest in Alliance

CALGARY, Alberta, April 1, 2003 — Enbridge Inc. today announced that it has closed the acquisition of Duke Energy’s 11.8% interest in the Alliance Pipeline except for a small portion (1.1%) of the U.S. pipeline component that will be deferred until the fourth quarter. Enbridge paid Duke Energy approximately Cdn$195 million for all of that company’s 11.8% interest in the Canadian portion of the Alliance Pipeline and 10.7% of its interest in the U.S. portion of the Alliance Pipeline and will pay approximately Cdn$8.1 million for the remaining 1.1% of the U.S. portion in the fourth quarter. Enbridge also received a net payment from Duke of approximately Cdn$19 million for acquiring Duke’s interest in Aux Sable and assuming Duke’s support obligation for AC Marketing.

On March 24, Enbridge also completed the acquisition of the final 1.1% interest of El Paso in both the Canadian and the U.S. portions of the Alliance Pipeline, having acquired a 6.1% interest from El Paso in November 2002.

Upon completion of the transaction with Duke Energy later this year, Enbridge will have increased its interest in the Alliance Pipeline to approximately 50% and will have increased its interest in the Aux Sable NGL plant and AC Marketing to approximately 43%, each of which will be equal to that of the other largest owner, Fort Chicago Energy Partners.

The Alliance Pipeline is a 36-inch diameter pipeline with a capacity of 1,550 million cubic feet per day of natural gas. It extends 3000 kilometres from Fort St. John in British Columbia to Chicago, Illinois. It employs a “high pressure dense phase” technology to create higher transmission efficiency than traditional conventional gas transmission systems. Alliance commenced operations in late 2000. Enbridge was the first pipeline company to invest in Alliance and, in conjunction with a number of natural gas producers, seek to develop alternatives for accessing U.S. markets.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in Ontario, Quebec and New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

When used in this news release, the words “anticipate”, “expect”, “project”, “believe”, “estimate”, “forecast” and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

Enbridge contacts:
Media Investment Community Jim Rennie	Colin Gruending
(403) 231-3931	(403) 231-5919
E-mail: jim.rennie@enbridge.com	E-mail: colin.gruending@enbridge.com